UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 28, 2016

GAMING AND LEISURE PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	001-36124	46-2116489
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(IRS Employer Identification Number)

845 Berkshire Blvd., Suite 200

Wyomissing, PA 19610

(Address of principal executive offices)

610-401-2900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure.

As previously disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2015 (the “Prior 8-K”), Gaming and Leisure Properties, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gold Merger Sub, LLC, a direct, wholly-owned subsidiary of the Company, and Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”), on July 20, 2015, providing for the acquisition of substantially all of Pinnacle’s real property assets by the Company (the “Acquisition”). In connection with the Acquisition, although not conditioned upon its successful completion, on March 28, 2016, the Company commenced a public offering of shares of its common stock (the “Offering”). The preliminary prospectus, dated March 28, 2016, by which the common stock is being offered includes (i) an unaudited pro forma consolidated combined balance sheet as of December 31, 2015, giving effect to the Acquisition and related transactions as if they occurred as of December 31, 2015 and (ii) an unaudited pro forma consolidated combined statement of income for the year ended December 31, 2015, giving effect to the Acquisition and related transactions as if they occurred on January 1, 2015. A copy of this pro forma financial information is furnished as Exhibit 99.1 hereto and is incorporated herein by reference. The above description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Prior 8-K.

In addition, on March 28, 2016, the Company issued a press release announcing that it had commenced the Offering, a copy of which is furnished as Exhibit 99.2 hereto and is incorporated herein by reference.

The information contained in this Item 7.01, including exhibits 99.1 and 99.2, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This Current Report on Form 8-K does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Company’s securities, including, without limitation, those securities proposed to be offered and sold pursuant to the preliminary prospectus supplement described above.

Item 8.01.	Other Events.

On March 28, 2016, GLP Capital, L.P., a Pennsylvania limited partnership and wholly-owned subsidiary of the Company (the “Operating Partnership”), and GLP Financing II, Inc., a Delaware corporation and wholly-owned subsidiary of the Operating Partnership (“Capital Corp.” and, together with the Operating Partnership, the “Issuers”), entered into a First Supplemental Indenture (the “First Supplemental Indenture”), with Wells Fargo Bank, National Association, as trustee (the “Trustee”), to conform certain provisions of the Indenture, dated October 30, 2013, by and among the Issuers, the Company, as parent guarantor, and the Trustee, governing the Issuers’ 4.375% Senior Notes due 2018, 4.875% Senior Notes due 2020 and 5.375% Senior Notes due 2023 (together, the “Notes”), to the information included in the “Description of Notes” section of the Offering Memorandum, dated October 23, 2013, relating to the Notes.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

4.1	First Supplemental Indenture, dated March 28, 2016, among GLP Capital, L.P., GLP Financing II, Inc. and Wells Fargo Bank, National Association, as Trustee.

99.1	Unaudited pro forma condensed combined financial information of the Company as of December 31, 2015 and for the year ended December 31, 2015.

99.2	Press Release dated March 28, 2016.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing the Company’s planned acquisitions or projects; the ultimate timing and outcome of the Company’s proposed acquisition of substantially all of the real estate assets of Pinnacle, including the Company’s and Pinnacle’s ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between the Company and Pinnacle on each party, including the post-transaction impact on the Company’s financial condition, operating results, strategy and plans; the Company’s ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to the Company; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements included in this communication. The Company undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this communication may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that was declared effective by the SEC on February 16, 2016 and includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI, which was mailed to shareholders of GLPI and stockholders of Pinnacle on or about February 16, 2016. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting the GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 28, 2016	GAMING AND LEISURE PROPERTIES, INC.

	By:	/s/ William J. Clifford
	Name:	William J. Clifford
	Title:	Chief Financial Officer

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